Symbol ARMSX

ARMSTRONG ASSOCIATES, INC.

750 N. St. Paul, Suite 1300

Dallas, Texas 75201-3250

(214) 720-9101

(214) 871-8948 (Fax)

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information of the Fund is not a prospectus and should be read in conjunction with the Prospectus of the Fund which has been filed with the Securities and Exchange Commission. The Prospectus can be obtained without charge by writing or calling the Fund collect at the above telephone number or address.

The date of this Statement of Additional Information and the Prospectus is October 29, 2012.

ARMSTRONG’S HISTORY AND CLASSIFICATION

The Fund was incorporated under Texas law in 1967. Since that time the Fund has been a diversified, open-end investment management company with the investment objective of capital growth.

CERTAIN FUNDAMENTAL RESTRICTIONS ON INVESTMENT POLICY

The Fund operates under certain restrictions on investment policy which are fundamental and cannot be changed without approval by the holders of a majority of the outstanding shares of the Fund. Under these restrictions, the Fund cannot: (a) borrow money except for temporary purposes and then only in an amount not exceeding 5% of the value of the total assets of the Fund at the time when the loan is made; (b) issue senior securities; (c) invest in any real estate, but this limitation does not preclude an investment in the marketable securities of an issuer the business of which involves the purchase or sale of real estate or interests therein; (d) engage in the purchase or sale of any commodity or commodities futures contract; (e) make loans of its assets to other persons except through the purchase of a portion of an issue of publicly distributed bonds, debentures or other debt securities; (f) purchase any securities on margin except such short-term credits that are necessary for the clearance of transactions, nor participate on a joint or joint and several basis in any trading account in securities; (g) make short sales of securities; (h) acquire more than 10% of any class of securities of any issuer; (i) invest in securities for the purpose of exercising control of management; (j) invest in securities of any other investment company; (k) underwrite the securities of other issuers or knowingly purchase securities of other issuers which are subject to contractual restrictions on resale or under circumstances where if the securities are later publicly offered or sold by the Fund, the Fund might be deemed to be an underwriter for the purpose of the Securities Act of 1933; (l) invest more than 15% of the value of its total assets in securities with a limited trading market; (m) invest more than 25% of its assets in any one industry; (n) write, purchase or sell puts, calls or combinations thereof; or (o) with respect to 75% of its total assets, invest more than 5% of the value of its total assets at the time of purchase in the securities of any one issuer.

POLICY C ONCERNING DISCLOSURE OF FUND PORTFOLIO HOLDINGS

Armstrong Associates, Inc. discloses its portfolio holdings to investors and other interested parties on a calendar quarter basis. The portfolio holdings as of June 30 and December 31 are disclosed through the reports made to shareholders, which are also filed with the Securities and Exchange Commission (SEC). The portfolio holdings as of the quarters ending September 30 and March 31 are available through the SEC website as disclosed in Armstrong’s Shareholder Reports or on request by phone or mail to Armstrong directly. The SEC filing of the holdings as of the September 30 and March 31 quarters are normally made within 60 days following the end of the quarter. In the case of the June 30 and December 31 disclosures, the Shareholders Reports are typically mailed to the shareholders and filed with the SEC within 60 days of the end of the quarter. Any change in the Fund’s disclosure policy requires prior approval of the Board.

INFORMATION CONCERNING THE DIRECTORS AND OFFICERS

OF ARMSTRONG ASSOCIATES, INC.

The directors of Armstrong Associates have been elected by the Fund’s shareholders to oversee the Fund’s operation and insure that management’s actions are in line with the objectives and limitations detailed in the Fund’s prospectus as well as in the best interests of the shareholders. Each director serves the Fund until the Fund’s termination or the director’s resignation, removal or retirement.

Armstrong is the only mutual fund managed by Portfolios, Inc., the Fund’s adviser. The mailing address of the directors and officers of the Fund is 750 N. St. Paul, Dallas, TX. 75201.

Name and Date of Birth	Position with Fund and Starting year	Principal Occupation(s) during past 5 years

Officers/Director

C.K. Lawson	President,	President and Director,
September 14, 1936	Treasurer and Director 1967	Portfolios, Inc.

Candace L. Bossay	Vice President and	Vice President and
October 12, 1948	Secretary	Secretary,
	1973	Portfolios, Inc.

Independent Directors

George Y. Banks	Director	Retired Partner,
September 18, 1940	2009	Grant Thornton, LLP

Eugene P. Frenkel, M.D.	Director	Professor of Internal
August 27, 1929	1981	Medicine and Radiology, Southwestern Medical School

Cruger S. Ragland	Director	Retired President,
August 7, 1933	1982	Ragland Insurance
Agency, Inc.

Ann D. Reed	Director	Private Investor
September 6, 1933	1981

STRUCTURE OF BOARD OF DIRECTORS

The Board of Directors of Armstrong consists of four independent directors and one interested director. The Independent Directors have broad experience in a variety of fields which include medicine, insurance, charitable activities and public accounting. The diverse backgrounds of the Directors, combined with long and in-depth association with the Fund, provide the Board with a wealth of insight and experience to call upon in carrying out the duties and responsibilities of the Board on behalf of the Fund. The size and nature of the Fund and the established review procedures in place for the Fund’s operations, combined with the Board’s extensive experience with the Fund, enables the independent directors to provide in-depth risk oversight into the management and investment operations of the Fund.

The Board does not have a member designated as Chairman or lead independent director. The Board considers its structure and organization appropriate due to the Board’s size, the operational characteristics and size of the Fund, the Fund’s investment objectives and investment strategy and the Board’s long association and individual experience with the Fund.

In addition to meetings of the audit and nominating committees, the independent directors meet as needed but at least annually in a private meeting with the Fund’s Chief Compliance Officer. The Board believes its current structure provides effective and flexible risk and operational oversight of the Fund’s management and the Fund’s investment operations.

STANDING DIRECTOR COMMITTEES OF THE FUND

Audit Committee

The Audit Committee members are George Y. Banks (Chairman) and Cruger S. Ragland. The committee acts as liaison between the Independent Auditors (Auditors) of the Fund and the full Board of Directors (the Board) of the Fund. The function of the committee is oversight and the Auditors are accountable to the committee and the Board. The committee meets as necessary but at least annually. Committee responsibilities include reviewing the annual audit with the Auditors, meeting with the Auditors as needed and recommending the appointment of Auditors to the Board.

Nominating Committee

The Nominating Committee members are Ann D. Reed (Chairman), and Eugene P. Frenkel, M.D. The committee makes nominations as needed for Independent Directors for the Board of Directors. The committee meets as necessary. The committee will consider nominees to the Board made by Fund shareholders. Such recommendations should be submitted in writing to the Secretary of Armstrong Associates, Inc.

DIRECTOR OWNERSHIP OF FUND SHARES

On October 1, 2012 the officers and directors of the Fund, as a group, beneficially owned approximately 17.4% of the outstanding shares of the Fund, including approximately 6.4% beneficially owned by Mr. Ragland and approximately 7.1% beneficially owned by Mr. Lawson. To the knowledge of the Fund, no other person beneficially owned 5% or more of its outstanding shares.

The following table sets forth information describing the dollar range of shares beneficially owned by each director of Armstrong Associates, Inc. as of the end of the 2011 calendar year.

Dollar Range of Armstrong Shares Owned

as of December 31, 2011

Name	Dollar Range of Fund Shares Owned
George Y. Banks	None
Eugene P. Frenkel, M.D	Over $100,000
C. K. Lawson	Over $100,000
Cruger S. Ragland	Over $100,000
Ann D. Reed	Over $100,000

DIRECTOR COMPENSATION

The directors of the Fund who are not affiliated with the Adviser received fees for retainers and for attending Board of Directors meetings aggregating $7,600 during the fiscal year ended June 30, 2012. The compensation paid by the Fund to the Fund’s directors for the fiscal year ended June 30, 2012 was as follows:

DIRECTOR COMPENSATION TABLE

NAME	POSITION	AGGREGATE COMPENSATION FROM FUND
George Y. Banks	Director	$2,200
Eugene P. Frenkel, M.D.	Director	$2,200
C.K. Lawson	Director, President	$0
Cruger S. Ragland	Director	$2,200
Ann D. Reed	Director	$1,000

OFFICER COMPENSATION

All officers of the Fund are employees of the Adviser, and they receive no salary from the Fund. C. K. Lawson, President and a director of the Fund, and Candace. L. Bossay, Vice President and Secretary of the Fund, are officers of the Adviser and are compensated by the Adviser.

INFORMATION ON THE INVESTMENT ADVISER

Since its organization in 1971, Portfolios, Inc. (“the Adviser”) has been the investment adviser of the Fund. Pursuant to an Investment Advisory Agreement dated October 30, 1981 (the “Advisory Agreement”), Portfolios manages the Fund’s investments. The Advisory Agreement provides that, as compensation for its services, the Adviser will be paid monthly a fee at the annual rate of 0.8% of the Fund’s average daily net assets for each fiscal year. The Adviser furnishes to the Fund, at the Adviser’s expense, office space, telephone service and utilities, and is responsible for the compensation of directors, officers and employees of the Fund who are interested persons of the Adviser. Expenses of the Fund not paid by the Adviser are borne by the Fund and include, but are not limited to, fees and expenses of the Fund’s legal counsel, of its independent auditors and of its custodian and transfer agent, printing costs incurred by the Fund and compensation of directors who are not interested persons of Portfolios.

Portfolios also performs certain accounting services for the Fund pursuant to an Administrative Services Agreement dated October 25, 1985, for which the Fund compensates Portfolios at the rate of $16,000 per annum. Under a Transfer Agent Agreement effective January 1, 1995, Portfolios became the Fund’s transfer agent, registrar, redemption agent and dividend disbursing agent. For these services, the Adviser receives $700 per month, plus reimbursement for certain out of pocket expenses including, without limitation, costs of forms, statements, envelopes, postage, shipping, telephone, insurance, legal fees and statement microfiche copies. Portfolios is a subagent with respect to certain recordkeeping and administrative services for individual retirement accounts, pursuant to an arrangement with Union Bank pursuant to which the bank acts as custodian for the individual retirement accounts and the Adviser pays the bank $7.50 per account, per year, which charge is passed through to the account holder without markup.

The Advisory Agreement provides that Portfolios shall reimburse the Fund for all expenses (including the advisory and administrative fees but excluding interest, taxes, brokerage commissions and extraordinary charges such as litigation costs) incurred by the Fund with respect to any fiscal year in excess of the following percentages of its average daily net assets for the fiscal year: 2% of the first $10 million of average daily net assets; 1.5% of the next $20 million of average daily net assets; and 1% of the remaining average daily net assets. For the fiscal years ended June 30, 2010, 2011, and 2012 the Fund paid investment advisory fees of $104,260, $111,814 and $112,182 respectively.

Portfolios is engaged in the business of providing investment advisory and management services to individual and institutional investors. Lawson Investments, Inc., a corporation controlled by C. K. Lawson, owns all of the outstanding stock of the Adviser.

INFORMATION ON THE PORTFOLIO MANAGER

C. K. Lawson is President of Portfolios, Inc., the investment adviser to the Fund, and he is the portfolio manager that is responsible for the day-to-day management of the Fund’s portfolio. Armstrong is the only registered investment company managed by Mr. Lawson. He does not manage any other pooled investment vehicles. As of June 30, 2012, he managed 44 other investment portfolios for clients of Portfolios, Inc. that involved assets with an approximate market value of $148 million. All of the investment portfolios are managed on a fee basis. None of the accounts are managed on a performance-fee basis. The investment objectives of the investment portfolios of these clients are developed based on specific individual account considerations and the investments used in the individual portfolios may include taxable and tax exempt bonds, cash equivalents and equity investments.

Mr. Lawson’s compensation is paid by Portfolios, Inc. and is a combination of salary and bonus. His compensation is not related to the pre- or after-tax performance of the Fund or the value of the assets held in the Fund. All full-time employees of Portfolios, Inc., including Mr. Lawson, participate in a retirement plan sponsored by Portfolios. Mr. Lawson owns between $500,001 – $1,000,000 in shares of the Fund.

Due to the size of Armstrong’s investment portfolio and the type of investments used in the portfolio, the size and investment diversity of the individually managed portfolios and the overall liquidity of the investments used in the Fund and in the individually managed portfolios, there have been no material conflicts in the investment management of the Fund and the individual accounts or in the allocation of investment opportunities between the Fund and the individually managed accounts.

CODE OF ETHICS

The Fund and its Adviser, Portfolios, Inc., have adopted a Code of Ethics (the Code) that covers applicable personnel of the Fund and the Adviser. Within specific guidelines, restrictions, and procedures and after receiving prior management approval, the Code permits subject personnel to invest in securities covered by the Code for their own accounts, including securities that may be purchased or held by the Fund. Securities not covered by the Code include open-ended mutual funds (except shares of the Fund which require prior approval), U.S. Treasury securities and certain money market instruments. The Code is available without charge, upon request, by calling (collect) at (214)-720-9101 or on the SEC’s website at http://www.sec.gov.

AVAIL ABILITY OF PROXY VOTING RECORD

A copy of Armstrong’s proxy voting record regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling Armstrong Associates, Inc. (collect) at (214)-720-9101 or on the SEC’s website at http://www.sec.gov.

PROXY VOTING POLICIES

In the universe of mutual funds, Armstrong Associates, Inc. (the “Fund”) is a relatively small entity. It has the investment objective of capital growth and the securities of companies that it generally invests in are actively traded on major domestic exchanges. The size of the Fund’s investment positions, the liquidity of the stocks that it invests in and the large number of potential investments gives the Fund’s investment manager a significant level of flexibility in making investment decisions for the Fund’s portfolio. It is the view of the Fund’s Board of Directors that the investment manager should focus efforts on finding investments that are likely to meet the Fund’s objectives.

The proxies received on the investments held in Armstrong’s portfolio are reviewed and evaluated individually by the Fund’s investment manager. The evaluation takes into consideration the nature of a company’s business and the expectations involved in owning a particular company’s securities. A primary consideration in making and maintaining a portfolio investment is the level of confidence the investment manager has in a company’s investment prospects and the capability of the company’s management to achieve those prospects. Generally, proxies are voted in favor of management proposals and recommendations; however, if management proposals seem, on analysis, to be inappropriate to the best interest of the Fund shareholders, the Fund’s investment manager will vote against such proposals. In line with the investment flexibility of the Fund given its market position, if an analysis is sufficiently negative to undermine confidence in the company’s management and its investment prospects, the Fund’s investment manager would consider selling the investment and reinvesting the proceeds elsewhere.

BROKERAGE ALLOCATION

In the allocation of brokerage, it is the Fund’s policy to seek the best price and execution. The Fund, however, does not consider that this objective is served by seeking the lowest commission rates available. It gives preference, and may pay higher commission rates, to brokers that, in addition to having the capability of obtaining the best price for the security itself and of executing the order with speed, efficiency and confidentiality, also provide research and statistical and similar information and services (“Research”) to Portfolios, Inc. Subject to the Fund’s policy to normally effect its principal transactions with principal market makers, the Fund may effect principal transactions with dealers that provide Research to the Fund. Research furnished by brokers through whom the Fund effects securities transactions includes written reports analyzing economic and financial characteristics of industries and companies and telephone communications with securities analysts and others, and is used by the Adviser in servicing all of its accounts, although not all of the Research is used by the Adviser in connection with the Fund. There is no reduction in the fees paid to the Adviser as a consequence of its receipt of such Research.

The Adviser selects the brokers through whom the Fund’s securities transactions are executed and negotiates the commission rates for all brokerage transactions on national securities exchanges. The amount of the brokerage commission is typically negotiated after the completion of the transaction. The Adviser, however, must determine in good faith that the amount of the commission is reasonable in relation to the value of the brokerage services and Research provided by the broker, viewed in terms of either the particular transaction or the Adviser’s overall responsibilities with respect to the accounts as to which it exercises investment discretion. In fiscal 2012 all of the Fund’s brokerage commissions were paid to brokers that supplied Research to the Adviser. Neither the Fund nor the Adviser has any agreement or understanding, or any internal allocation arrangement, to direct any of the Fund’s brokerage transactions to any particular broker because of Research provided.

For the fiscal years ended June 30, 2010, 2011 and 2012 the Fund paid aggregate brokerage commissions of $5,350, $8,175 and $4,345 respectively. Year-to-year fluctuations in the aggregate levels of brokerage commissions are attributable primarily to fluctuations in the volume of portfolio brokerage transactions as a result of changing market conditions.

DESCRIPTION OF CAPITAL STOCK

Armstrong has authorized capital of 6,000,000 shares of common stock, par value of $1 per share. Each share outstanding is entitled to one vote at all meetings of shareholders (cumulative voting is not permitted) and to share equally in dividends and other distributions and in the Fund’s net assets on liquidation. Annual meetings of shareholders will not be held except as required by applicable law. Shares when issued will be fully paid and non-assessable, will have no preemptive rights and will be redeemable.

PRICING OF SHARES

The public offering price of the Fund’s shares is equal to the Fund’s net asset value per share. The entire offering price from the sale of the Fund’s shares accrues to the Fund.

The purchase and redemption price of the Fund’s shares is equal to the Fund’s net asset value per share. The Fund determines its net asset value per share by subtracting the Fund’s liabilities (including accrued expenses and dividends payable) from its total assets (the market value of the securities the Fund holds plus cash and other assets, including interest accrued but not yet received and dividends “ex” but not paid) and dividing the result by the total number of shares outstanding.

The net asset value per share of the Fund is calculated following the close of trading on the New York Stock Exchange (usually 4:00 p.m., New York time) each day the Exchange is open for business. The Fund shares will not be priced on any days that the New York Stock Exchange does not open. A security quoted on the New York Stock Exchange Composite Tape or on the NASDAQ National Market shall be valued at its last sale price as reported thereon prior to the time as of which assets are valued. A security not quoted on the New York Stock Exchange Composite Tape or the NASDAQ National Market shall be valued (i), in the case of an exchange listed security, at the last reported sale price on that exchange where it is quoted prior to the time the assets are valued and (ii), in the case of securities which are not traded or did not trade on an exchange or for which over-the-counter last sale market quotations are not readily available, on the basis of the last current bid price prior to the time the assets are valued.

When market quotations are not available, a security shall be valued at the fair market value determined in line with procedures established by the Board of Directors of the Fund. In the event that the Fund should have other assets, they would also be valued at fair market value as determined in good faith by the Board of Directors. Using fair market value to price securities may result in a value that is different from a security’s most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

PURCHASE OF SHARES

The Fund continuously offers its shares directly to the public at the net asset value next computed after receipt of a check made payable to Armstrong Associates, Inc., or receipt of funds wired to the Funds’ custodian bank (See “Information on Purchase and Redemption of Fund Shares” in the Prospectus).

REDEMPTION OF SHARES

The Fund will redeem shares from shareholders of record at the per share net asset value next determined after receipt of a written request that the shares be redeemed, together with proper documentation, as discussed under “Redemption of Fund Shares” in the Prospectus.

As stated under “Redemption of Fund Shares – Signature Guarantees” in the Prospectus, the Fund may require the signature of the appropriate persons signing or endorsing any redemption request or stock certificate to be duly guaranteed by an eligible guarantor institution. “Eligible guarantor institutions, “ as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, include banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. A broker-dealer guaranteeing signatures must be a member of a clearing corporation or maintain net capital of at least $100,000. Credit unions must be authorized to issue signature guarantees. Signature guarantees will be accepted from any eligible guarantor institution which participates in a signature guarantee program. A notary public’s signature acknowledgment will not be accepted as a substitute for such a signature guarantee.

Payment for shares redeemed will be made by the Fund within four days of receipt of the written redemption request along with the proper documentation. Redemption of shares or payment may be suspended at times (a) when the New York Stock Exchange is closed, (b) when trading on the Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of investors. Any determination regarding when trading on the New York Stock Exchange is restricted for the purpose of (b) above, or whether an emergency referenced in (c) above exists, will be made by the SEC.

Payment for shares redeemed may be made either in cash or in portfolio securities, or partly in cash and partly in portfolio securities. However, payments will be made wholly in cash unless the Board of Directors believes that market conditions exist which would make such a practice detrimental to the best interests of the Fund. If payments for shares redeemed are made wholly or partly in portfolio securities, the securities will be valued at the value used in calculating the value of the shares to be redeemed. Brokerage costs may be incurred by the investor in converting the securities to cash. In addition, the investor would be exposed to investment risks associated with the securities received and capital gain taxes could be incurred on the sale of the securities.

CALCULATION OF PERFORMANCE DATA

From time-to-time the Fund may advertise its total return. Total return figures are based on historical performance results and are not intended to indicate future performance. The total return of the Fund refers to the average annual percentage rate of return over a specified period that would equate an initial amount invested at the beginning of a stated period to the ending redeemable value of the investment, assuming the reinvestment of all dividend and capital gains distributions. The Fund may also compute a total return for multi year and partial year periods computed in the same manner but without annualizing the total return.

Quotations of average annual total return are expressed in terms of the average annual compounded rate of return of a hypothetical $10,000 investment in the Fund over various specified annual periods that end on the date of the most recent balance sheet in the Fund’s registration statement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n = ERV
Where:	P	=	A hypothetical initial investment of $10,000
	T	=	Average annual total return
	n	=	Number of years
	ERV	=	Ending redeemable value of the hypothetical $10,000 payment made at the beginning of the specified period at the end of the period (or fractional portion thereof).

The total return for the Fund will vary from period-to-period and no reported performance figure should be considered an indication of performance which may be expected in the future.

DIVIDENDS AND FEDERAL INCOME TAX STATUS

The Fund has met the requirements for qualification as a regulated investment company under Subchapter M of the Internal Revenue Code since it commenced doing business as an investment company and intends to maintain such qualification. As a regulated investment company, the Fund is not taxed on its ordinary income or net capital gains to the extent distributed to shareholders. Distributions to shareholders ordinarily will be taxable, although shareholders not subject to federal income tax will not be required to pay taxes on distributions from the Fund. If the Fund failed to qualify under Subchapter M, the Fund would be taxable on its net ordinary income and net capital gains, thereby reducing the net ordinary income and net capital gains available for distribution to shareholders.

OTHER INFORMATION

Custodian. Union Bank, N.A., 475 Sansome Street, 15th Floor, San Francisco, California 94111-3103 is the custodian of the Fund’s portfolio securities and custodian for the Fund’s tax-sheltered retirement plans.

Transfer Agent. Portfolios, Inc., 750 N. St. Paul, Suite 1300, Dallas, Texas 75201-3250 is the Fund’s transfer agent and dividend disbursing agent.

Independent Auditors. Travis Wolff, L.L.P., 15950 N. Dallas Parkway, Suite 600, Dallas, Texas 75248, are independent auditors for the Fund. The statements of assets and liabilities and portfolio of investments in securities as of June 30, 2011 of the Fund, and the related statement of operations for the year then ended, the related statements of changes in net assets for the year then ended, and selected per share data and ratios for the year then ended, included in this Statement of Additional Information have been so included in reliance on the report of Travis Wolff, L.L.P. , and upon the authority of said firm as experts in auditing and accounting.

Underwriter. The Fund has no underwriter.

Legal Counsel. Jackson & Walker, L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202-3797, are legal counsel to the Fund.